WSi Interactive Corporation
News Release - January 23rd, 2001
CDNX: OTC: FWB:	WIZ WIZZF WSJ

WSi Increases Ownership of iaNett.com Internet Technologies Ltd.

WSi is pleased to announce the signing of an amended agreement with Marty Anstey, Shone Anstey and one other minority shareholder (collectively the "Vendors") that will increase WSi's ownership of iaNett.com Internet Technologies Ltd. ("iaNett") to 54.5% and provides WSi with an option to acquire a 100% interest in iaNett. iaNett is a search engine content aggregator and developer of Internet business to business software solutions.

In a previous News Release dated July 10, 2000, WSi announced the acquisition of an initial 50.1% controlling interest of iaNett. Under the original agreement dated June 19, 2000, WSi acquired a 50.1% interest in iaNett that would be reduced to a 45% interest by June 19, 2001.

Jonathan Mara, President and CEO of WSi stated "the iaNett search engine represents excellent proprietary technology that is both scaleable and global in its business model, complimenting the existing WSi revenue sources of integrated marketing and web development". Shone Anstey, a principal of iaNett, agreed and added, "this agreement enhances the synergy that exists between iaNett and WSi and will broaden future opportunities for both organizations."

Under the amended agreement dated January 22, 2001, WSi is acquiring from the Vendors a further 8 shares of iaNett increasing WSi's interest to 54.5%. On completion of the acquisition, WSi will hold 110 shares out of a total of 202 issued Class A voting shares, the remaining 92 shares will be held by the Vendors. Consideration for the acquisition is the issuance of 320,000 shares of WSi to the Vendors. In accordance with regulatory requirements, the WSi shares are subject to a four month hold period from the date of issuance. As part of the amended agreement, WSi has granted an aggregate of 300,000 stock options to Marty Anstey and Shone Anstey at an exercise price of $0.10, with a five year term. The amended agreement provides that 200,000 of the total stock options will be cancelled if iaNett has not completed specific benchmarks related to the further development of its database by March 15, 2001. Marty Anstey and Shone Anstey are currently engaged by iaNett as consultants to work on the further development of iaNett's business.

The Vendors have also granted WSi an option to acquire all of the remaining shares of iaNett by the issuance of an additional 3,680,000 shares of WSi. The option is subject to WSi completing a financing of $250,000 by April 15, 2001. If these additional WSi shares are issued, they will be subject to a four month hold period.

If WSi does not exercise its option to acquire all of the iaNett shares, and if iaNett has not become a public company or been sold to a public company by June 19, 2001, then WSi's interest in iaNett will be reduced to 49.5% and the Vendors' interest will be increased to 50.5%.

The business of iaNett.com Internet Technologies Ltd. is twofold; the company's focus is to develop and market scaleable Internet search engine technology as well as turnkey e-commerce solutions. IaNett develops and markets scaleable Internet searching technology, empowering websites to fully integrate Internet search engine content to enhance visitor retention and site appeal. The unique search engine technology is based on a progressive parallel-computing infrastructure, capable of scaling to search over one billion documents in less than one second. In a previous news release dated September 7, 2000, iaNett launched its newly developed Theme Based Search Engine (TBSE). The TBSE allows users to search within a topic specific database. iaNett developed the database through the use of custom written data mining software. The databases are segregated into popular themes such as health, travel and sports to allow the engine to focus on content specified by the user and ignore unrelated topics.

Web Sites Offered for Sale

WSi has offered three of its web sites for sale. WSi has chosen to offer these sites for sale to allow the Company to focus on its more significant revenue producing sources. The three sites are as follows:

StockSecrets.com is a financial portal that has the capacity to provide users with access to a financial search engine, real time stock information around North America, message boards, chat, financial education material, newsletters, and the latest news on companies and markets in video and audio. In addition, users may create a customizable home page. The current revenue model is to provide corporate exposure through email blasts, online video exposure, and online profiling. Value is added to this service through the collection of names and an increasing user base.

HealthCreator.com has the ability to provide health, nutrition and goal setting in a fast online format by providing three main health services: a detailed health status analysis; an interactive daily health planner; and the motivation to achieve personal goals. The site is able to generate revenue through advertising, user membership fees, and affiliate member sites.

YourWineStore.com provides users with an extensive database of wines and wine related information. The user can access the site to search for various wines, book online wine tours worldwide, buy wine accessories, join newsletters, enter contests and find out about wine events in North America. The current revenue model is to charge commissions from wine tour bookings, advertising, and the shopping cart of wine accessories.

Loan Renegotiation

WSi is in the process of renegotiating the repayment terms for the $500,000 loan that is currently due on February 1, 2001.

Amendment To Special General Meeting

The Company advises that the date of the Special General Meeting of Shareholders previously scheduled for March 5, 2001 has been changed to March 19, 2001. The required information circular will be mailed to shareholders on February 14, 2001 explaining the details of the meeting.

Options Granted

In accordance with the 2000 Stock Option Plan, WSi has granted 750,000 stock options to Jonathan Mara as compensation for his consulting services as President and CEO of the Company. The 750,000 options have been granted at an exercise price of $0.10 per share for a 5-year term and are subject to a 4-month hold period from the date of grant.

Amendment to Schedule C For The Quarter Ended September 30, 2000

The Company advises that Schedule C to the Quarterly Report (Form 61) for the three month period ended September 30, 2000 has been amended. The original report stated that $240,000 was billed by WSi to Active Ortho in October 2000. WSi billed a total of $257,897 for these services in August and September 2000; this amount is included in the accounts receivable total for the quarter ended September 30, 2000.

Revised Company Outlook

In the Annual Report for the year ended June 30, 2000, WSi stated that the Company does not expect to become profitable until the last quarter of fiscal 2001. Management would like to advise shareholders that profitability is unlikely to be attained by that time.

The Business of WSi

WSi Interactive Corporation is an innovative web development, web management, data mining and integrated marketing firm whose objective is to capitalize on content and infrastructure opportunities on the Internet and in "brick and mortar" businesses. WSi builds, manages and markets online and offline businesses.

WSi focuses on companies where it can add significant value through a network of relationships and strategic alliances, using its experience to help companies to build Internet traffic, enhance direct marketing opportunities, develop brands, and capitalize on a variety of revenue streams.

WSi Investor Relations Toll Free: 1-888-388-4636
Website: www.ws-i.com
Email: info@ws-i.com
Fax: 1-877-499-5806

ON BEHALF OF THE COMPANY

Jonathan Mara,
President, CEO and Director

This news release may contain forward-looking statements that involve risks and uncertainties, including the impact of competitive products and pricing and general economic conditions as they affect the Company's clients. Actual results and developments may therefore differ materially from those described in this release. No regulatory authority has reviewed nor accepted any responsibility for the adequacy or accuracy of the contents of this release.